UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

The following document is being submitted herewith:

•	Press Release dated June 2, 2017
•	Press Release dated June 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: July 3, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Mid-Year 2017 Investor Update Meeting Webcast

CALGARY, ALBERTA, June 2, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) will hold a Mid-Year 2017 Investor Update Meeting on Thursday, June 8th in Toronto and Friday, June 9th in New York. Now 3 months post-acquisition of Spectra Energy, Enbridge executives will provide the investment community with a high level strategic update, an overview of the competitive positioning of the combined businesses as well as a general update on the progress of the integration.

The session in Toronto on June 8th will be webcast live at Enbridge.com.

Details of the event are as follows:

When:	Wednesday, June 8th, 2017 9:00 a.m. ET (7:00 a.m. MT) to 12:00 a.m. ET (10:00 a.m. MT)

Webcast:	sign-up

The webcast format will be listen-only with the Q&A portion of the event held on-site in Toronto.

Presentations and supporting materials will be posted to Enbridge’s website in ‘Events and Presentations’ after markets close on June 7th; participants are encouraged to download the materials prior to the event.

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to Enbridge’s website in ‘Events and Presentations’ approximately 24 hours after the event.

About Enbridge Inc. Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Investment Community Jonathan Gould (403) 261-3916 or Toll free: (800) 481-2804 Email: investor.relations@enbridge.com

Enbridge Gas Distribution Rates Change July 1

TORONTO, ONTARIO — (June 27, 2017) – Enbridge Gas Distribution Inc. (Enbridge) has received approval from the Ontario Energy Board (OEB) for new rates, effective July 1, 2017. Typical residential customers* who buy their gas supply from Enbridge will see a total bill increase of about four per cent, or $36 a year. As a result, their total annual bill will be about $944.

The increase is due to higher natural gas prices in North America and an increase to the Cost Adjustment. The Cost Adjustment reflects the difference between forecast costs and actual costs from the past twelve months.

“Natural gas continues to provide great value to our customers, with the typical customer’s total annual bill still less than it was 10 years ago,” says Kerry Lakatos-Hayward, Director of Energy Supply and Gas Storage at Enbridge.

“Natural gas remains the most affordable and reliable choice for home and water heating in Ontario,” added Lakatos-Hayward. “Outages rarely happen, and over the past five years, natural gas has been on average over 65 per cent less expensive than electricity and oil**.”

Quarterly Rate Review

Enbridge submits rate adjustment applications every three months to reflect changes in the market price of natural gas and transportation services. The applications are reviewed and approved by the OEB.

Enbridge does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

For more information on how natural gas rates are set, a video is available at enbridgegas.com/rates.

Options to help manage energy bills:

•	Customers can find tips to manage their energy use and current rebate and incentive programs at enbridgegas.com/energyefficiency.

•	For qualifying customers:

○	The OEB’s Low-Income Energy Assistance Program (LEAP) (enbridgegas.com/LEAP) provides emergency financial assistance towards past due energy bills.

○	The Home Winterproofing Program helps residential customers in financial need with free home energy efficiency improvements. Qualifying customers may have free energy efficiency improvements, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and has ranked as one of the Global 100 Most Sustainable Corporations for the past eight years. Enbridge Gas Distribution distributes natural gas to over two million customers in Ontario.

For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGas.

For more information contact:

Scott Foster

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

*Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, use about 2,400 cubic metres of natural gas a year for home and water heating.

**Natural gas rates are based on Enbridge Gas Distribution Inc.’s residential rates effective July 1, 2017. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including those effective July 1, 2017. Oil prices are based on publicly posted Statistics Canada historical prices up to and including rates available as of May 2017. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.